UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

In the matter of

CSW Energy, Inc.	REPORT FOR PERIOD
CSW International, Inc.	April 1, 2003 to June 30, 2003
Columbus. Ohio 43215

File No 070-9091	PURSUANT TO RULE 24

This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by CSW Energy, Inc. (“CSW Energy”), and CSW International, Inc. (“CSW International”). The two companies are wholly owned subsidiaries of AEP Utilities, Inc.

Under HCAR 35-26887, CSW Energy and CSW International are authorized to enter into agreements to provide energy-related services to certain associate companies at fair market prices.

Attached is the information required pursuant to HCAR 35-26887.

(1)	Consolidated Balance Sheets for CSW Energy and CSW International as of the relevant quarter end. Refer to Exhibits A and B, respectively.

(2)	Consolidated Statements of Income for CSW Energy and CSW International for the twelve months ended as of the relevant quarter end. Refer to Exhibits C and D, respectively.

(3)

Name, owner, and location of each qualifying facility, independent power facility and foreign utility company served by CSW Energy and CSW International or subsidiaries thereof as specified in HCAR 35-26887. None.

(4)	The amount of compensation received from each qualifying facility, independent power facility and foreign utility company. None.

(5)	Information on intercompany service transactions as specified in HCAR 35-26887 between CSW Energy, CSW International and their respective subsidiaries. None.

Exhibit A

CSW Energy, Inc.
Balance Sheet
June 30, 2003
(Unaudited)
($000‘s)

Assets

Current Assets:
Cash and Cash Equivalents	$ 23,085
Accounts Receivable	13,869
Prepaid Expenses and Other	1,146

Total Current Assets	38,100

Investments In and Advances to Energy Projects	172,943

Notes Receivable - Affiliate	87,235

Other Assets:
Construction in Progress and Project Development Costs	1,441
Property, Plant, and Equipment, net	103,617
Other - net	2,999

Total Other Assets	108,057

Total Assets	$ 406,335

Liabilities and Shareholder's Equity

Current Liabilities:
Accounts Payable	$ 2,719
Accrued Liabilities and Other	5,900

Total Current Liabilities	8,619

Notes Payable - Affiliate	303,993
Long-term Debt	39,924
Deferred Income Taxes	2,967
Other	24,074

Total Liabilities	379,577

Shareholder's Equity:
Common Stock	1
Additional Paid-In-Capital	87,945
Accumulated Deficit	(61,188)

Total Shareholder's Equity	26,758

Total Liabilities and Shareholder's Equity	$ 406,335

Exhibit B

CSW International, Inc.
Consolidated Balance Sheet
June 30, 2003
(Unaudited)
($000‘s)

ASSETS

Current Assets:
Cash and Cash Equivalents	$ 1,432
Accounts Receivable - Affiliated (net)	916
Prepayments and Other	734

Total Current Assets	3,082

Other Assets:
Deferred Tax Benefit	89,486
Other	2,977

Total Other Assets	92,463

Total Assets	$ 95,545

CAPITALIZATION AND LIABILITIES

Current Liabilities:
Accounts Payable	$ 17,207
Advances from Affiliates	1,950
Accounts Payable - Affiliated	63,198
Accrued Taxes Payable	15,612

Total Current Liabilities	97,967

Other Deferred Credits	480

Capitalization:
Common Stock	1
Paid-in Capital	179,282
Accumulated Deficit	(182,185)

Total Capitalization	(2,902)

Total Capitalization and Liabilities	$ 95,545

Exhibit C

CSW Energy, Inc.
Statement of Income
For the Twelve Months Ended
June 30, 2003
(Unaudited)
($000‘s)

OPERATING REVENUE:
Electric Revenues	$ 16,739
Equity in Income from Energy Projects	17,288
Operating and Maintenance Contract Services	14,331
Other	368

Total Operating Revenue	48,726

OPERATING EXPENSES:
Fuel	2,254
Operating, Maintenance and Supplies	8,305
Depreciation and Amortization	14,975
Salaries, Wages and Benefits	7,386
General and Administrative	20,625

Total Operating Expenses	53,545

LOSS FROM OPERATIONS	(4,819)

OTHER INCOME (EXPENSE):
Interest Income	5,899
Interest Expense	(9,911)
Provision for Asset Impairment	(11,876)
Other, net	(198)

Total Other Expense	(16,086)

LOSS BEFORE INCOME TAXES	(20,905)

INCOME TAX BENEFIT	(18,143)

LOSS BEFORE DISCONTINUED OPERATIONS AND
CUMULATIVE EFFECT OF ACCOUNTING CHANGE	(2,762)

DISCONTINUED OPERATIONS, NET OF TAX	(166,037)

CUMULATIVE EFFECT OF ACCOUNTING CHANGE, NET OF TAX	(120)

NET LOSS	$(168,919)

Exhibit D

CSW International, Inc.
Statement of Income
For the Twelve Months Ended June 30, 2003
(Unaudited)
($000‘s)

Operating Revenues - Equity Earnings	$ 2,537

Operating Expenses:
General and Administrative	11,694

Operating Loss	(9,157)

Other Income (Expense):
Investment Income	1,253
Unrealized Loss on Derivatives	(34,152)
Provision for Investment Value Impairment Losses	(238,617)
Interest Income	2,912
Interest Expense	(282)
Other	783

Total Other Expense	(268,103)

Loss Before Income Taxes	(277,260)

Income Tax Benefit	(81,340)

Loss before Discontinued Operations and
Cumulative Effect of Accounting Change	(195,920)

Discontinued Operations	46,000

Net Loss	$(149,920)

As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, CSW Energy and CSW International have duly caused this report to be signed on their behalf on this 22nd day of August, 2003.

S I G N A T U R E

CSW Energy, Inc.
CSW International, Inc.

/s/Geoffrey Chatas

Geoffrey Chatas
Treasurer